EX-FILING FEES

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

Norfolk Southern Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	5.05% Senior Notes due 2030	457(r)	$600,000,000	99.796%	$598,776,000	0.00011020	$65,985.12
	Debt	5.35% Senior Notes due 2054	457(r)	$1,000,000,000	99.416%	$994,160,000	0.00011020	$109,556.43
	Total Offering Amount					$1,592,936,000
	Net Fee Due							$175,541.55